1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

January 27, 2006

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aberdeen Global Income Fund, Inc.
(Files No. 811-06342)

Ladies and Gentlemen:

Pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, enclosed for filing via the EDGAR system is a definitive proxy statement and form of proxy card for the Annual Meeting of Stockholders of Aberdeen Global Income Fund, Inc. to be held on March 9, 2006 (the “Meeting”).

The Meeting is being held for the following purposes:

(1)	To elect two Directors to serve as Class II Directors for three-year terms and until their successors are duly elected and qualify;

(2)	To elect two Directors to serve as Preferred Directors until the next annual meeting of stockholders and until their successors are duly elected and qualify;

(3)(A)	To approve amendment of the Fund’s principal investment objective;

(3)(B)	To approve amendment of the Fund’s fundamental investment policies with respect to the credit quality of the Fund’s portfolio securities;

(4)(A)	To approve amendment of the Fund’s fundamental investment restriction regarding borrowing;

(4)(B)	To approve amendment of the Fund’s fundamental investment restriction regarding concentration of investments;

(5)	To approve an amendment to the Fund’s:

(A)	Management Agreement, and

Boston Charlotte Harrisburg Hartford New York Newport Beach Palo Alto Philadelphia Princeton San Francisco Washington DC

Brussels Frankfurt London Luxembourg Munich Paris

January 27, 2006 Page 2

(B)	Investment Advisory Agreement

to provide that fees paid under those agreements to the Investment Manager and Investment Adviser will be based on all managed assets;

(6)	To approve the amendment and restatement of the Fund’s charter; and

(7)	To transact any other business that may properly come before the meeting or any adjournments or postponements thereof.

No fee is required in connection with this filing. Should you have any questions, please contact Victoria M. Szybillo at 202.261.3463.

Very truly yours,

/s/	Victoria M. Szybillo

Victoria M. Szybillo

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